Exhibit 99.1

Global Ship Lease Announces the Repurchase of 521,650 Common Shares and the Purchase of 2.5 Million Common Shares by Insiders
September 1, 2021
Executive Chairman increases shareholding to 6.4% of shares outstanding
LONDON, Sept. 01, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (“Global Ship Lease” or the “Company”) announced today that B. Riley Financial (“B. Riley”) has purchased 3 million Class A common shares (the “Acquired Shares”) from Kelso & Company (“Kelso”) at a price of $19.17 per share, a discount of 5% to the closing price on August 31, 2021. 521,650 of the Acquired Shares were subsequently purchased from B. Riley at the same cost of $19.17 by Global Ship Lease’s Executive Chairman George Youroukos, and a further 521,650 were purchased by the Company from B. Riley at the same cost and will be retired, reducing the issued and outstanding shares of the Company to 36,216,803. Following these transactions, Kelso’s remaining holdings of Global Ship Lease have been reduced to approximately 4.9% of shares outstanding, while Mr. Youroukos’s holding has increased to approximately 6.4% of shares outstanding.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “At a time when we have dramatically increased contracted cashflow from higher charter rates over longer terms and have meaningfully grown our fleet through acquisitions, we are delighted to have this opportunity to repurchase a sizable block of shares at a material discount to our net asset value. Through this transaction, enabled by B. Riley’s deep understanding and clear confidence in our business, we have reduced Kelso’s remaining shareholding to under 5% and opportunistically invested in our own shares in a manner that is beneficial and accretive to all Global Ship Lease stakeholders. Kelso has been an incredible partner to the Company and its predecessor for 11 years, helping us to accretively grow net asset value, with both capital and guidance. Moving forward in a container shipping market that looks set to remain robust well into 2022, our best-in-class platform continues to present us with a wide range of opportunities that we believe will allow us to further grow our earnings, accretively expand our fleet, strengthen our balance sheet, and otherwise improve on Global Ship Lease’s leadership as an owner of mid-sized and smaller containerships.”
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at August 31, 2021, Global Ship Lease owns 61 containerships, ranging from 1,118 to 11,040 TEU, and has contracted to purchase a further four ships, for a total fleet of 65 ships with an aggregate capacity of 342,378 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to August 31, 2021, the average remaining term of the Company’s charters as at June 30, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.37 billion. Contracted revenue was $1.61 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.